Interim Financial Information

Flex LNG Ltd.

Second Quarter 2023
August 16, 2023

August 16, 2023 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the three months and six months ended June 30, 2023.

Highlights:
•Vessel operating revenues of $86.7 million for the second quarter 2023, compared to $92.5 million for the first quarter 2023.
•Net income of $39.0 million and basic earnings per share of $0.73 for the second quarter 2023, compared to net income of $16.5 million and basic earnings per share of $0.31 for the first quarter 2023.
•Average Time Charter Equivalent1 ("TCE") rate of $77,218 per day for the second quarter 2023, compared to $80,175 per day for the first quarter 2023.
•Adjusted EBITDA1 of $66.2 million for the second quarter 2023, compared to $72.5 million for the first quarter 2023.
•Adjusted net income1 of $28.2 million for the second quarter 2023, compared to $35.2 million for the first quarter 2023.
•Adjusted basic earnings per share1 of $0.53 for the second quarter 2023, compared to $0.66 for the first quarter 2023.
•We successfully completed all of our scheduled drydockings for the vessels delivered in 2018, namely Flex Endeavour (during first quarter 2023), Flex Enterprise, Flex Ranger and Flex Rainbow.
•In August 2023, Cheniere declared their first option period for Flex Vigilant, which extended the firm charter period by additional 200 days.
•The Company declared a dividend for the second quarter 2023 of $0.75 per share.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

1	Flex LNG Ltd. Second Quarter Results 2023

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“Today we are presenting our second quarter results and we are pleased to announce quarterly revenues of $86.7m in line with our guidance of $85-90m. Revenues thus came in $2.5m higher than the second quarter last year despite us having three ships off-hire during the quarter for their scheduled 5-year special survey in dry-dock. The increase in revenues is driven by re-pricing of our portfolio of time charters during the last year with Time Charter Equivalent Rate of $77,000/day for the quarter compared to $71,000/day in second quarter last year.

With the three drydocking’s completed in the second quarter we have thus completed the drydocking schedule for the year as we drydocked Flex Enterprise in the first quarter of the year. The four dry dockings have all been carried out according to time and budget and the ships are back in operation. Hence, in the second half of the year we expect our revenues to grow as we will have all thirteen ships on water and will benefit from a stronger spot market which should boost the earnings from the variable hire time charter for Flex Artemis. Consequently, we are reiterating the revenue guidance provided in February where we guided revenues of $90-95 million for the third quarter and $90-100m for the fourth quarter. In sum this is expected to add up to approximately $370 million of revenues for the year, also in line with our guidance.

During the second quarter we continued to benefit from the fact that we have hedged a great portion of our floating interest rate risk through a portfolio of interest rate swaps of in aggregate $820 million prior to interest rate moving upwards. Our hedging strategy resulted in strong gains of $17 million for the quarter of which $6.2 million was realized as positive carry during the quarter. We also do have $201 million of very attractive fixed priced leases where we do not account for changes in mark-to-market values, although these leases are also well in the money. Hence, our net income and adjusted net income came in at $39 million and $28 million respectively translating into earnings per share of $0.73 and adjusted earnings per share of $0.53 respectively.

As we completed our balance sheet optimization phase during the first quarter, we have a rock-solid balance sheet which is also super liquid. Cash at hand stands at $450 million and we have locked in attractive long-term debt with no debt maturities prior 2028. This week Cheniere also declared the option to extend Flex Vigilant by 200 days from fourth quarter of 2030 to second quarter of 2031. Market risk is thus limited to one ship on variable time charter as we have a substantial earnings backlog consisting of high-quality fixed rate time charters with a remaining firm period of minimum 54 years in aggregate which may increase to 80 years with declarations of charterer’s extension options.

Given the strong financial position of the Company, the positive outlook and substantial earnings visibility, the Board has therefore decided to declare an ordinary quarterly dividend of $0.75 per share. The dividend per share the last twelve months is with that $3.25 which we think should give our investors and attractive annualized dividend yield of about 10 per cent by being invested in Flex LNG.”

2	Flex LNG Ltd. Second Quarter Results 2023

Business Update and Fleet Overview
The Company's fleet has zero open available days in 2023 and 95% contract coverage in 2024, depending on charterers' decision to utilize their extension option for Flex Constellation. In addition, we have one vessel exposed to the spot market on a long-term charter with variable hire, linked to the spot market. As of the date of this report, the firm contract backlog for our time charters is for an aggregate of 54 years, which may increase to 80 years with declaration of charterer's options. Our next open vessel will be in the second quarter of 2024 at the earliest, depending on charterers' decisions to utilize the their extension option.

In the six months ended June 30, 2023, we successfully completed four drydockings in accordance with the guided timing and cost for the 2018-built vessels: Flex Enterprise, Flex Endeavour, Flex Ranger and the Flex Rainbow. We are required to drydock each of our vessels every five years. We are next scheduled to have two drydockings in 2024, four drydockings in 2025, three drydockings in 2026 and no drydockings in 2027.

We achieved technical uptime, excluding drydocks, on our vessels, of 98.9% in the second quarter 2023 and 99.5% for six months ended June 30, 2023.

On August 14, 2023, Cheniere Marketing International LLP ("Cheniere") declared their first option on the time charter for the vessel, Flex Vigilant, extending the firm period by 200 days. The charter is now scheduled to expire in Q2 2031.

The following table sets forth an overview of our fleet as of August 16, 2023:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2030	Q1 2033
Flex Enterprise	2018	DSME	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	DSME	173,400	MEGI+PRS	0.075%	Q2 2024	Q2 2027
Flex Courageous	2019	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	DSME	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	DSME	173,400	MEGI+FRS	0.035%	Q1 2025	Q1 2029
Flex Freedom	2021	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

3	Flex LNG Ltd. Second Quarter Results 2023

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the applicable expiration date.
(4)	Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

Finance update
As of June 30, 2023, the Company had cash, cash equivalents and restricted cash of $449.9 million, which includes $250.0 million under the fully drawn revolving tranche under the $375 Million Facility and $150.0 million under the fully drawn revolving tranche under the $290 Million Facility.

As of June 30, 2023, the Company had total long-term debt of $1,863.9 million, with the current portion and non-current portion of long-term debt split as $103.5 million and $1,760.5 million respectively.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of June 30, 2023, the Company had fixed interest rates on an aggregate notional principal of $820.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR had an aggregate notional principal of $160.0 million and a weighted average fixed interest rate of 0.96% with a weighted average duration of 1.76 years as at June 30, 2023. The interest rate swaps with a fixed rate of interest based on SOFR had an aggregate notional principal of $660 million and a weighted average fixed interest rate of 1.81% with a weighted average duration of 5.03 years as at June 30, 2023.

The International Swaps and Derivatives Association launched its Interbank Offered Rate (IBOR) Fallbacks Supplement and IBOR Fallbacks Protocol, which came into effect on January 25, 2021. The supplement incorporates fallbacks for new derivatives linked to LIBOR, and the protocol enables market participants to incorporate fallbacks for certain legacy derivatives linked to LIBOR. Our derivative contracts linked to LIBOR will adhere to the fallback protocol and as of June 30, 2023, we had six remaining LIBOR-based interest rate swaps that will transition based on the Credit Adjustment Spread of approximately 0.26% to an equivalent rate based on SOFR on their next reset dates.

Results for the three months ended June 30, 2023 and March 31, 2023
The Company recorded vessel operating revenues of $86.7 million for the second quarter 2023, compared to $92.5 million in the first quarter 2023. The decrease in revenue is primarily due to 57.4 offhire days in the second quarter due to the scheduled drydockings of Flex Ranger, Flex Rainbow and Flex Endeavour, compared to 20.0 offhire days in relation to the scheduled drydocking of Flex Enterprise, in the first quarter 2023. In addition to this, there was a decline in the spot market which affected the variable rate hire contract for Flex Artemis.

4	Flex LNG Ltd. Second Quarter Results 2023

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.8 million in the second quarter 2023, compared to $0.3 million in the first quarter 2023.

Vessel operating expenses were $17.3 million in the second quarter 2023, compared to $15.7 million in the first quarter 2023. The increase in vessel operating expenses was due to an increase in technical expenditure as a result of planned overhaul costs and increased services, offset by a reduction in crew expenses.

Administrative expenses were $2.2 million in the second quarter 2023, compared to $3.9 million in the first quarter 2023. The decrease in administrative expenses is principally due to performance related bonuses during the first quarter.

Depreciation was $18.3 million in the second quarter 2023, compared to $17.6 million in the first quarter 2023.

Interest income was $1.3 million in the second quarter 2023, compared to $1.7 million in the first quarter 2023.

Interest expense was $27.2 million in the second quarter 2023, compared to $26.3 million in the first quarter 2023.

Extinguishment costs of long-term debt was $nil in the second quarter 2023, compared to $10.2 million in the first quarter 2023. In the first quarter 2023, the Company recorded a non-cash write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's re-financings.

The Company recorded a gain on derivatives of $17.1 million in the second quarter 2023, which includes an unrealized gain of $10.9 million. The increase of longer term interest rates in the second quarter resulted in this increase in the fair value of our interest rate swap derivatives. This compares to a loss on derivatives for the first quarter 2023 of $2.8 million, which includes an unrealized loss of $7.9 million.

The Company recorded a foreign exchange loss of $0.1 million in the second quarter 2023, compared to a loss of $0.6 million in the first quarter 2023.

The Company recorded an expense to other financial items of $0.3 million in the second quarter 2023, compared to $0.1 million in the first quarter 2023.

Net income for the second quarter 2023 was $39.0 million and basic earnings per share were $0.73, compared to a net income of $16.5 million and basic earnings per share of $0.31 for the first quarter 2023.

5	Flex LNG Ltd. Second Quarter Results 2023

Adjusted EBITDA2 was $66.2 million for the second quarter 2023, compared to $72.5 million for the first quarter 2023.

Adjusted net income2 for the second quarter 2023 was $28.2 million and adjusted earnings per share of $0.53, compared to an adjusted net income of $35.2 million and adjusted earnings per share of $0.66 for the first quarter 2023.

The time charter equivalent rate2 for the second quarter 2023 was $77,218 per day compared to $80,175 per day for the first quarter 2023.

Results for the six months ended June 30, 2023 and June 30, 2022
Vessel operating revenues were $179.2 million for the six months ended June 30, 2023 compared to $158.7 million for the six months ended June 30, 2022. The increase is due to a higher proportion of our fleet on improved longer term, fixed rate contracts as well as a stronger spot market compared to early 2022, affecting one vessel on a variable rate hire contract, Flex Artemis. This is offset by 77.3 offhire days in relation to the scheduled drydockings of Flex Enterprise, Flex Endeavour, Flex Ranger and Flex Rainbow in 2023.

Voyage expenses were $1.0 million for the six months ended June 30, 2023 compared to $1.9 million for the six months ended June 30, 2022.

Vessel operating expenses were $33.0 million for the six months ended June 30, 2023, compared to $29.7 million for the six months ended June 30, 2022. The increase was primarily due to an out-of-period adjustment of $2.9 million in 2022 which reduced the vessel operating expenses.

Administrative expenses were $6.1 million for the six months ended June 30, 2023 compared to $4.5 million for the six months ended June 30, 2022. The increase in administrative expenses is due to increased regulatory listing fees, headcount and share-based compensation expense.

Depreciation for the six months ended June 30, 2023 amounted to $35.9 million compared to $35.8 million for the six months ended June 30, 2022.

Interest income was $3.0 million in the six months ended June 30, 2023, compared to $0.3 million in the six months ended June 30, 2022. The increase is principally due to the increase in the interest rates on cash and cash equivalent deposits.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

6	Flex LNG Ltd. Second Quarter Results 2023

Interest expenses were $53.5 million in the six months ended June 30, 2023, compared to $30.5 million in the six months ended June 30, 2022. The increase in interest is primarily due to the increase in the floating rate of interest.

Extinguishment costs of long-term debt were $10.2 million in the six months ended June 30, 2023, compared to $1.7 million in the six months ended June 30, 2022. In the six months ended June 30, 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback, which were re-financed. In the six months ended June 30, 2022, the Company recorded a write-off of unamortized debt issuance costs of $1.7 million in relation to the extinguishment for the $250 Million Facility, which was re-financed.

The Company recorded a gain on derivatives of $14.3 million in the six months ended June 30, 2023, which includes an unrealized gain of $3.0 million and a realized gain on derivatives of $11.2 million. This compares to a net gain on derivatives of $46.4 million in the six months ended June 30, 2022, which includes an unrealized gain of $48.8 million and a realized loss of $2.4 million. The gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will be fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period.

The Company recorded a foreign exchange loss of $0.7 million in the six months ended June 30, 2023, compared to a loss of $1.0 million in the six months ended June 30, 2022.

Other financial items expense was $0.4 million in the six months ended June 30, 2023, compared to an expense $0.2 million in the six months ended June 30, 2022.

The Company reported a net income of $55.5 million and basic earnings per share of $1.03 for the six months ended June 30, 2023, compared to a net income of $100.0 million and basic earnings per share of $1.88 for the six months ended June 30, 2022.

Adjusted EBITDA3 for the six months ended June 30, 2023, was $138.7 million compared to $122.4 million for the six months ended June 30, 2022.

Adjusted net income3 for the six months ended June 30, 2023, was $63.5 million and adjusted earnings per share of $1.18, compared to an adjusted net income of $56.4 million and adjusted earnings per share of $1.06 for the six months ended June 30, 2022.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. Second Quarter Results 2023

The time charter equivalent rate3 for the six months ended June 30, 2023, was $78,720 per day compared to $66,691 per day for the six months ended June 30, 2022.

Cash Flow for the three months ended June 30, 2023 and March 31, 2023
Total cash, cash equivalents and restricted cash was $449.9 million as at June 30, 2023, compared to $475.5 million as at March 31, 2023.

Net cash provided by operating activities in the second quarter 2023 was $40.9 million, compared to $33.7 million in the first quarter 2023. Net cash provided by operating activities for the second quarter 2023 included net income, after adjusting for non-cash items, of $47.6 million compared to $54.1 million in the first quarter 2023. The Company had positive working capital adjustments of $9.4 million for the second quarter 2023, compared to negative working capital adjustments of $15.8 million in the first quarter 2023. In the second quarter 2023, the Company had drydocking expenditure of $16.1 million principally in relation to Flex Endeavour, Flex Ranger and the Flex Rainbow, compared to $4.5 million in the first quarter 2023 in relation to Flex Enterprise.

Net cash used in investing activities in the second quarter 2023 was $0.0 million, compared to $0.0 million used in investing activities in the first quarter 2023.

Net cash used in financing activities was $66.3 million in the second quarter 2023, compared to $109.9 million provided by financing activities in the first quarter 2023. In the second quarter 2023, we made regular installments of $25.9 million compared to $32.1 million in the first quarter 2023. In the first quarter 2023 we completed our balance sheet optimization programme, resulting in net cash proceeds following new facility drawdown and full prepayment of terminated facilities of $195.7 million, compared to no re-financings in the second quarter 2023.

Dividend payments were $40.3 million in the second quarter 2023, compared to $53.7 million in the first quarter 2023. The decrease is due to the Company declaring a special dividend of an additional $0.25 per share for the fourth quarter of 2022, paid in March 2023 which increased the total dividend to $1.00 per share. This compares to a regular dividend of $0.75 per share for the first quarter 2023, paid in June 2023.

Balance Sheet as at June 30, 2023
In the six months ended June 30, 2023, there was depreciation of $35.9 million, offset by drydocking additions of $20.7 million, bringing the net book value of vessels and equipment to $2,254.7 million as at June 30, 2023 compared to $2,269.9 million as at December 31, 2022.

As at June 30, 2023, total long-term debt was $1,863.9 million, compared to $1,714.7 million as at December 31, 2022, of which the current portion of long-term debt was $103.5 million and $95.5 million respectively.

8	Flex LNG Ltd. Second Quarter Results 2023

In the six months ended June 30, 2023, the following material factors resulted in an increase in the Company's long-term debt:
•Drawdown of $290.0 million under the term and revolving tranches of the $290 Million Facility;
•Drawdown of $180.0 million under the Rainbow $180 Million Sale and Leaseback;
•Drawdown of $330.0 million under the $330 Million Facility;
•Write-off of unamortized debt issuance costs of $8.8 million upon extinguishment of long-term debt; and
•Regular amortization of debt issuance costs of $1.4 million.

Whereas, the following material factors resulted in a decrease in the Company's long-term debt:
•Regular repayment of debt of $58.0 million;
•Financing costs of $7.7 million;
•Prepayment of $136.9 million, which was the full amount outstanding under the Flex Amber Sale and Leaseback; and
•Prepayment of $458.5 million, which was the full amount outstanding under the Flex Freedom, Flex Vigilant, Flex Artemis and Flex Aurora tranches of the $629 Million Facility.

As at June 30, 2023, total equity was $869.7 million compared to $907.1 million as at December 31, 2022. This decrease in equity consists of total dividends paid in the six months ended June 30, 2023 of $93.9 million, offset by net income of $55.5 million and $1.0 million relating to a share-based compensation.

9	Flex LNG Ltd. Second Quarter Results 2023

LNG Market Update
As is usually the case for the second quarter, the trends observed in Q1-23 persisted into Q2-23, with both gas prices and charter rates experiencing a soft decline. The pace of China's economic recovery has thus far fell short of initial projections, resulting in limited inter-basin trading. Notably, the average voyage distance in Q2-23 remained consistent with levels seen in 2022. Comparatively, average spot rates were lower in Q2-23 compared to both 2021 and 2022. Toward the quarter's end, a modest rebound occurred, driven by a brief inter-basin arbitrage (West to East) and supported by the contango effect heading into winter. However, Fearnleys' data illustrates subdued fixing activity in Q2-23 when contrasted with the previous year, as most charterers are long tonnage. Spot rates for modern tonnage climbed toward the $100,000/day mark by the end of June where they have stabilized since although fixture for winter coverage have been reported closer to $200,000/day.

In this quarter, term charter rates exhibited a relatively stable trajectory, influenced downward by the spot market's impact on short-term rates. The freight market continued to be dominated by re-lets with market share of relets at 88% so far this year according to market sources. However, as winter approaches, an anticipated tightening of the term market, particularly for modern tonnage, is expected. European gas storage levels are projected to approach the 90% mark earlier than anticipated, lending support to floating LNG storage and near-curve freight rates in the coming months. Broker quotes for three-year term rates for prompt modern tonnage is currently at around $120,000/day. Furthermore, elevated newbuild prices and higher interest rates provide a foundation for higher term rates with brokers quoting 10-year term rates at around $100,000/day

Global LNG trade volumes reached 202.5 million metric tons (mt) in the first half of 2023 according to industry sources, marking a 2.5% increase from the same period in 2022. Europe remains a significant driver of global LNG demand growth, with an additional 5.1 million metric tons imported in H1-2023 compared to H1-2022. The combined effect of increased supply from the US and the Middle East, along with the expansion of regassification capacity, has contributed to a surplus of LNG in the region this year. LNG supply is expected to reach 425 million metric tons by the end of 2023 according to industry sources.

Demand from Japan, South Korea, China, and Taiwan (JKTC) remained subdued during the quarter. China's economic rebound following the relaxation of COVID-19 restrictions was somewhat underwhelming. Additionally, restarting of nuclear plants in Japan have also reduced natural gas demand. The recent decrease in JKM gas prices have however prompted South Asian buyers to re-engage in the market.

The long-awaited Final Investment Decision (FID) for Next Decade's Rio Grande project, boasting a capacity of 17.6 million metric tons per annum (mtpa), joins the list of approved liquefaction projects for the year, alongside Sempra's Port Arthur project and Venture Global’s Plaquemines. Several other projects are racing towards FID with the majority of the projects located in US. New supply volumes of LNG will sharply increase from 2025 onwards, coinciding with the increase in newbuilding deliveries.

10	Flex LNG Ltd. Second Quarter Results 2023

Following a year of record-high newbuilding orders in 2022, contracting activity has significantly declined in 2023. Market research indicates a total of 36 new ships ordered year-to-date, with 16 orders in Q2-23, in contrast to 66 during the same period in the previous year. The number of speculative orders is decreasing, tightening the availability of modern tonnage. Escalating financing costs and a substantial existing orderbook may diminish enthusiasm for newbuild contracts in the future. The orderbook is currently 310 vessels according to industry sources. However, most of the orderbook is booked towards long term charters with 277 vessels (or 89%) committed, leaving 33 vessels unaccounted for. A substantial portion of the orderbook is slated for delivery within the next 24 months, and as new LNG capacity is expected to come online only after late 2024, the influx of new tonnage could soften spot and short-term rates near term. Approximately 300 of the total 310 vessels in the orderbook are slated for delivery before 2028. Presently, newbuild prices remain resilient, with current estimates hovering around $260 to 265 million.

11	Flex LNG Ltd. Second Quarter Results 2023

Second Quarter 2023 Result Presentation
Flex LNG will release its financial results for the second quarter 2023 on Wednesday August 16, 2023.

In connection with the earnings release, a video webcast will be held at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link: events.webcast.no/viewer-registration/b3ARUiPC/register

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

12	Flex LNG Ltd. Second Quarter Results 2023

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns,

13	Flex LNG Ltd. Second Quarter Results 2023

potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this press release, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

14	Flex LNG Ltd. Second Quarter Results 2023

Board of Directors of Flex LNG Ltd.

August 16, 2023

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

15	Flex LNG Ltd. Second Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2023	2023	2022	2023	2022
Vessel operating revenues		86,727	92,477	84,158	179,204	158,728
Voyage expenses		(762)	(273)	(512)	(1,035)	(1,866)
Vessel operating expenses		(17,293)	(15,706)	(15,367)	(32,999)	(29,718)
Administrative expenses		(2,198)	(3,869)	(1,820)	(6,067)	(4,517)
Depreciation	7	(18,251)	(17,619)	(18,007)	(35,870)	(35,816)
Operating income		48,223	55,010	48,452	103,233	86,811
Interest income		1,284	1,689	267	2,973	296
Interest expense		(27,203)	(26,323)	(15,856)	(53,526)	(30,495)
Extinguishment costs of long-term debt	9	—	(10,238)	(1,724)	(10,238)	(1,724)
Gain/(loss) on derivatives	10	17,110	(2,846)	14,494	14,264	46,358
Foreign exchange (loss)/gain		(113)	(587)	(1,049)	(700)	(974)
Other financial items		(280)	(138)	(313)	(418)	(224)
Income before tax		39,021	16,567	44,271	55,588	100,048
Income tax expense		(5)	(36)	(11)	(41)	(27)
Net income		39,016	16,531	44,260	55,547	100,021

Earnings per share:
Basic	3	0.73	0.31	0.83	1.03	1.88
Diluted	3	0.72	0.31	0.83	1.03	1.87

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2023	2023	2022	2023	2022
Net income		39,016	16,531	44,260	55,547	100,021
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		39,016	16,531	44,260	55,547	100,021

The accompanying notes are an integral part of these condensed consolidated financial statements.

16	Flex LNG Ltd. Second Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		June 30,	March 31,	December 31,
	Note	2023	2023	2022
ASSETS
Current assets
Cash and cash equivalents	4	449,830	474,950	332,329
Restricted cash	4	91	520	72
Inventory		5,584	5,178	5,260
Other current assets	5	26,017	28,642	16,327
Receivables due from related parties	12	978	910	60
Total current assets		482,500	510,200	354,048

Non-current assets
Derivative instruments	10	58,673	48,566	55,515
Vessels and equipment, net	7	2,254,727	2,256,859	2,269,946
Other fixed assets		3	2	3
Total non-current assets		2,313,403	2,305,427	2,325,464
Total Assets		2,795,903	2,815,627	2,679,512

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	103,461	101,959	95,507
Derivative instruments	10	126	928	—
Payables due to related parties	12	755	407	328
Accounts payable		5,436	4,235	1,794
Other current liabilities	6	55,944	50,293	55,569
Total current liabilities		165,722	157,822	153,198

Non-current liabilities
Long-term debt	8,9	1,760,455	1,787,174	1,619,224
Total non-current liabilities		1,760,455	1,787,174	1,619,224
Total Liabilities		1,926,177	1,944,996	1,772,422

Equity
Share capital (June 30, 2023: 54,520,325 (March 31, 2023 and December 31, 2022: 54,520,325) shares issued, par value $0.10 per share)	13	5,452	5,452	5,452
Treasury shares at cost (June 30, 2023: 838,185 (March 31, 2023 and December 31, 2022: 838,185))	14	(8,082)	(8,082)	(8,082)
Additional paid in capital	15	1,204,440	1,204,099	1,203,407
Accumulated deficit		(332,084)	(330,838)	(293,687)
Total equity		869,726	870,631	907,090
Total Equity and Liabilities		2,795,903	2,815,627	2,679,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. Second Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2023	2023	2022	2023	2022

OPERATING ACTIVITIES
Net income		39,016	16,531	44,260	55,547	100,021
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,251	17,619	18,007	35,870	35,816
Amortization of debt issuance costs		826	573	965	1,399	2,102
Extinguishment costs of long-term debt		—	10,238	1,724	10,238	1,724
Change in fair value of derivative instruments	10	(10,909)	7,877	(15,389)	(3,032)	(48,764)
Foreign exchange loss/(gain)		113	587	(20)	700	(40)
Share-based payments	15	341	692	76	1,033	170
Drydocking expenditure	7	(16,119)	(4,531)	—	(20,650)	—
Other		1	(2)	4,369	(1)	4,359
Changes in operating assets and liabilities, net:
Inventory		(406)	82	282	(324)	1,529
Other current assets	5	2,625	(12,315)	(6,409)	(9,690)	(3,335)
Receivables due from related parties	12	(68)	(850)	(227)	(918)	(128)
Payables due to related parties	12	348	79	(204)	427	(123)
Accounts payable		1,201	2,441	(1,170)	3,642	819
Other current liabilities	6	5,651	(5,276)	5,881	375	445
Net cash provided by operating activities		40,871	33,745	52,145	74,616	94,595

INVESTING ACTIVITIES
Purchase of other fixed assets		(2)	—	(3)	(2)	(4)
Net cash used in investing activities		(2)	—	(3)	(2)	(4)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(25,887)	(32,107)	(13,687)	(57,994)	(42,302)
Proceeds from revolving credit facilities	9	400,000	556,667	250,000	956,667	313,421
Repayment of revolving credit facilities	9	(400,000)	(406,667)	—	(806,667)	(64,079)
Prepayment of long-term debt	9	—	(595,344)	(451,998)	(595,344)	(451,998)
Proceeds from long-term debt	9	—	650,000	320,000	650,000	320,000
Extinguishment costs paid on long-term debt	9	—	(1,433)	—	(1,433)	—
Financing costs		(156)	(7,525)	(7,433)	(7,681)	(7,453)
Dividends paid	3	(40,262)	(53,682)	(39,857)	(93,944)	(79,705)
Net cash (used in)/provided by financing activities		(66,305)	109,909	57,025	43,604	(12,116)

Effect of exchange rate changes on cash		(113)	(585)	30	(698)	60
Net (decrease)/increase in cash, cash equivalents and restricted cash		(25,549)	143,069	109,197	117,520	82,535

Cash, cash equivalents and restricted cash at the beginning of the period	4	475,470	332,401	174,508	332,401	201,170
Cash, cash equivalents and restricted cash at the end of the period	4	449,921	475,470	283,705	449,921	283,705

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. Second Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the six months ended June 30, 2022:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2022	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387
Share-based payments	—	—	—	94	—	94
Net income	—	—	—	—	55,761	55,761
Dividends paid	—	—	—	—	(39,848)	(39,848)
At March 31, 2022	53,130,584	5,411	(9,449)	1,189,154	(279,722)	905,394
Distributed treasury shares	12,491	—	120	(120)	—	—
Share-based payments	—	—	—	76	—	76
Net income	—	—	—	—	44,260	44,260
Dividends paid	—	—	—	—	(39,857)	(39,857)
At June 30, 2022	53,143,075	5,411	(9,329)	1,189,110	(275,319)	909,873

For the six months ended June 30, 2023:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends Paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631
Share-based payments	—	—	—	341	—	341
Net income	—	—	—	—	39,016	39,016
Dividends paid	—	—	—	—	(40,262)	(40,262)
At June 30, 2023	53,682,140	5,452	(8,082)	1,204,440	(332,084)	869,726

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Second Quarter Results 2023

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 10, 2023.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

20	Flex LNG Ltd. Second Quarter Results 2023

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Net income	39,016	16,531	44,260	55,547	100,021

Weighted average number of ordinary shares	53,682,140	53,682,140	53,143,075	53,682,140	53,136,864
Share options	260,999	242,956	305,334	262,856	272,476
Weighted average number of ordinary shares, adjusted for dilution	53,943,139	53,925,096	53,448,409	53,944,996	53,409,340

Earnings per share:
Basic	0.73	0.31	0.83	1.03	1.88
Diluted	0.72	0.31	0.83	1.03	1.87

Dividends paid per share	(0.75)	(1.00)	(0.75)	(1.75)	(1.50)

On May 15, 2023, the Company’s Board of Directors declared a cash dividend for the first quarter of 2023 of $0.75 per share. This dividend was paid on June 13, 2023, to shareholders on record as of May 31, 2023.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2023	2023	2022
Cash and cash equivalents	449,830	474,950	332,329
Restricted cash	91	520	72
	449,921	475,470	332,401

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

21	Flex LNG Ltd. Second Quarter Results 2023

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2023	2023	2022
Trade accounts receivable, net	5,409	5,235	4,859
Accrued income	7,058	4,791	2,152
Prepaid expenses	7,881	13,424	5,940
Other receivables	5,669	5,192	3,376
	26,017	28,642	16,327

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2023	2023	2022
Accrued expenses	22,118	19,233	20,686
Deferred charter revenue	31,771	28,882	32,963
Other current liabilities	1,328	2,053	1,673
Provisions	727	125	247
	55,944	50,293	55,569

Note 7: Vessels and equipment, net
Movements in the six months ended June 30, 2023 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2023	2,467,470	32,500	2,499,970
Additions	—	20,650	20,650
Disposals	—	(10,000)	(10,000)
At June 30, 2023	2,467,470	43,150	2,510,620

Accumulated depreciation
At January 1, 2023	(209,647)	(20,377)	(230,024)
Charge	(32,592)	(3,277)	(35,869)
Disposals	—	10,000	10,000
At June 30, 2023	(242,239)	(13,654)	(255,893)

Net book value
At January 1, 2023	2,257,823	12,123	2,269,946
At June 30, 2023	2,225,231	29,496	2,254,727

22	Flex LNG Ltd. Second Quarter Results 2023

In March and April 2023, Flex Enterprise and her sister vessel, Flex Endeavour, respectively, completed their first scheduled drydock in Singapore.

In June 2023, Flex Ranger and her sister vessel, Flex Rainbow, completed their first scheduled drydock in Denmark and Singapore, respectively.

Note 8: Capital commitments

As of June 30, 2023, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback(1)	Period repayment	Balloon repayment	Total
1 year	51,434	54,361	—	105,795
2 years	52,099	54,361	—	106,460
3 years	52,814	54,361	—	107,175
4 years	53,558	54,361	—	107,919
5 years	54,360	52,198	250,000	356,558
Thereafter	681,609	21,036	392,786	1,095,431
Total	945,874	290,678	642,786	1,879,338

(1) Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of the respective charters. Vessel's collateralized under these financing arrangements include Flex Volunteer, Flex Courageous, Flex Constellation, Flex Amber, Flex Artemis and Flex Rainbow as at June 30, 2023.

23	Flex LNG Ltd. Second Quarter Results 2023

Note 9: Long-term debt

As of June 30, 2023, the Company had a total net balance outstanding under their long term debt obligations of $1,863.9 million (December 31, 2022: $1,714.7 million).

As of June 30, 2023, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Current portion	Non-current	Total
Flex Resolute $150 Million Facility	Term	7,703	136,991	144,694
Flex Enterprise $150 Million Facility	Term	9,538	131,506	141,044
$375 Million Facility	Term and revolving	21,721	335,475	357,196
$290 Million Facility	Term and revolving	14,266	270,685	284,951
$320 Million Sale and Leaseback	Sale and leaseback	18,410	275,623	294,033
$330 Million Sale and Leaseback	Sale and leaseback	16,622	301,950	318,572
Flex Rainbow Sale and Leaseback	Sale and leaseback	8,325	167,291	175,616
Flex Volunteer Sale and Leaseback	Sale and leaseback	6,876	140,934	147,810
		103,461	1,760,455	1,863,916

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate notional principal of $820.0 million as per June 30, 2023 (December 31, 2022: $691.0 million).

24	Flex LNG Ltd. Second Quarter Results 2023

Our interest rate swap contracts as of June 30, 2023, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate	Reference Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%	LIBOR(1)
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%	LIBOR(1)
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%	LIBOR(1)
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR(1)
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%	LIBOR(1)
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%	LIBOR(1)
Receiving floating, pay fixed	50,000	July 2022	July 2032	2.15%	SOFR
Receiving floating, pay fixed	50,000	July 2022	July 2032	1.91%	SOFR
Receiving floating, pay fixed	181,000	October 2022	April 2025	0.95%	SOFR
Receiving floating, pay fixed	50,000	December 2022	December 2032	3.28%	SOFR
Receiving fixed, pay floating	(181,000)	March 2023	April 2025	4.80%	SOFR
Receiving floating, pay fixed	50,000	January 2023	January 2033	3.26%	SOFR
Receiving floating, pay fixed	100,000	March 2023	September 2024	4.64%	SOFR
Receiving floating, pay fixed	35,000	March 2023	March 2025	4.07%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	3.95%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.11%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.02%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.94%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.96%	SOFR
Receiving floating, pay fixed	15,000	March 2023	March 2025	3.76%	SOFR
Receiving floating, pay fixed	25,000	March 2023	September 2025	1.22%	SOFR
Receiving floating, pay fixed	75,000	March 2023	June 2025	1.39%	SOFR
Receiving floating, pay fixed	100,000	March 2026	March 2032	1.26%	SOFR
	820,000

(1)    On June 30, 2023, our interest rate swap derivative contracts with LIBOR as the reference rate transitioned to SOFR based on the LIBOR fallback protocol, which will occur on their respective next interest rate reset date. As a result, the floating rate will transition from LIBOR to SOFR and the fixed rate will decrease based on the Credit Adjustment Spread ("CAS") of approximately 0.26%. The CAS is applied because SOFR, being a secured overnight reference rate, is generally lower than LIBOR, which has a 3-month duration and is unsecured.

Movements in the six months ended June 30, 2023 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total

At January 1, 2023	55,515	—	55,515
Change in fair value of derivative instruments	3,158	(126)	3,032
At June 30, 2023	58,673	(126)	58,547

25	Flex LNG Ltd. Second Quarter Results 2023

Gain/(loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2023	2023	2022	2023	2022
Change in fair value of derivative instruments	10,909	(7,877)	15,389	3,032	48,764
Realized gain/(loss) on derivative instruments	6,201	5,031	(895)	11,232	(2,406)
Gain/(loss) on derivatives	17,110	(2,846)	14,494	14,264	46,358

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at June 30, 2023 and December 31, 2022, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

26	Flex LNG Ltd. Second Quarter Results 2023

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		June 30,		December 31,
		2023		2022
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	449,830	449,830	332,329	332,329
Restricted cash	Level 1	91	91	72	72
Derivative instruments receivable	Level 2	58,673	58,673	55,515	55,515
Derivative instruments payable	Level 2	(126)	(126)	—	—
Floating rate debt	Level 2	(1,716,106)	(1,729,934)	(1,563,657)	(1,579,878)
Fixed rate debt	Level 2	(147,810)	(163,055)	(151,074)	(159,698)

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2023.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
Related Party Balances
A summary of receivables due from related parties are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2023	2023	2022
Seatankers Management Norway AS	15	15	16
Frontline Management (Bermuda) Limited	942	657	—
Northern Ocean Limited	—	—	33
Avance Gas	—	223	2
Sloane Square Capital Holdings Ltd	19	15	9
Paratus Management (UK) Limited	2	—	—
	978	910	60

27	Flex LNG Ltd. Second Quarter Results 2023

A summary of payables due to related parties are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2023	2023	2022
Frontline Management (Bermuda) Limited	—	—	(30)
SFL Corporation Ltd	(5)	(1)	(1)
Seatankers Management Co. Ltd	(12)	—	—
Frontline Corporate Services Ltd	(23)	(47)	(4)
Flex LNG Fleet Management AS	(715)	(357)	(293)
Front Ocean Management Ltd	—	(2)	—
	(755)	(407)	(328)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Administration services fees
Seatankers Management Co. Ltd	(12)	(8)	(66)	(20)	(43)
Front Ocean Management AS	(106)	(105)	(53)	(211)	(106)
Front Ocean Management Ltd	(65)	(67)	(82)	(132)	(82)
Frontline Management (Bermuda) Limited	(45)	(38)	(142)	(83)	(206)

Technical Management fees
Flex LNG Fleet Management AS	(853)	(803)	(706)	(1,656)	(1,721)

Office facilities
Seatankers Management Norway AS	(18)	(17)	(13)	(35)	(28)
Frontline Management AS	—	—	(1)	—	10

Chartering services fees
FS Maritime SARL	—	—	—	—	(32)

Administrative support income
Northern Ocean Limited	—	—	2	—	4
Sloane Square Capital Holdings Ltd	3	6	2	9	6
Avance Gas	—	178	—	178	2
Total related party transactions	(1,096)	(854)	(1,059)	(1,950)	(2,196)

Note 13: Share capital
The Company had an issued share capital at June 30, 2023 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2022: $5.5 million divided into 54,520,325 ordinary shares) of $0.10 par value.

No new shares were issued under our at-the-market offering ("ATM") and dividend reinvestment plan ("DRIP") during the six months ended June 30, 2023. In the year ended December 31, 2022, the Company issued and sold

28	Flex LNG Ltd. Second Quarter Results 2023

409,741 ordinary shares pursuant to the ATM, for aggregate proceeds of $14.5 million, with an average net sales price of $35.36 per share and issued and sold no ordinary shares pursuant to the DRIP arrangement.

Note 14: Treasury shares
As of June 30, 2023, the Company holds an aggregate of 838,185 shares at a cost of $8.1 million, with a weighted average cost of $9.64 per share.

Note 15: Share based compensation
As at June 30, 2023, the Company had 476,250 outstanding non-vested share options (December 31, 2022: 488,750), with a weighted average adjusted exercise price of $10.88 (December 31, 2022: $12.87) and a weighted average remaining contractual term of 3.2 years (December 31, 2022: 3.7 years).
The number of outstanding vested share options as at June 30, 2023 was 12,500 (December 31, 2022: nil) with a weighted average adjusted exercise price of $20.50 and a weighted average remaining contractual term of 3.9 years.
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events
On August 14, 2023, Cheniere declared their first option on the fixed rate charter for the vessel, Flex Vigilant, extending the firm period by 200 days. The charter is now scheduled to expire in Q2 2031.

On August 15, 2023, the Company’s Board of Directors declared a cash dividend for the second quarter of 2023 of $0.75 per share. This dividend will be paid on or around September 5, 2023, to shareholders on record as of August 31, 2023. The ex-dividend date will be August 30, 2023.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

29	Flex LNG Ltd. Second Quarter Results 2023

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Net income	39,016	16,531	44,260	55,547	100,021
Interest income	(1,284)	(1,689)	(267)	(2,973)	(296)
Interest expense	27,203	26,323	15,856	53,526	30,495
Write-off of unamortized debt issuance costs	—	8,805	1,724	8,805	1,724
Income tax expense	5	36	11	41	27
Depreciation	18,251	17,619	18,007	35,870	35,816
EBITDA	83,191	67,625	79,591	150,816	167,787
Extinguishment costs paid on long-term debt	—	1,433	—	1,433	—
Gain/(loss) on derivatives	(17,110)	2,846	(14,494)	(14,264)	(46,358)
Foreign exchange (gain)/loss	113	587	1,049	700	974
Adjusted EBITDA	66,194	72,491	66,146	138,685	122,403

30	Flex LNG Ltd. Second Quarter Results 2023

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives* as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

31	Flex LNG Ltd. Second Quarter Results 2023

(Unaudited figures in thousands of $, except per share data)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Net income	39,016	16,531	44,260	55,547	100,021
Extinguishment costs of long-term debt	—	10,238	1,724	10,238	1,724
Change in assets/liabilities of derivative instruments*	(10,909)	7,877	(14,494)	(3,032)	(46,358)
Foreign exchange loss/(gain)	113	587	1,049	700	974
Adjusted net income	28,220	35,233	32,539	63,453	56,361

Weighted average number of ordinary shares	53,682,140	53,682,140	53,143,075	53,682,140	53,136,864
Denominator for diluted earnings per share	53,943,139	53,925,096	53,448,409	53,944,996	53,409,340

Adjusted basic earnings per share	0.53	0.66	0.61	1.18	1.06
Adjusted diluted earnings per share	0.52	0.65	0.61	1.18	1.06

*In the third quarter 2022, the Company changed the calculation of the Adjusted Net Income to deduct the changes in the assets/liabilities of derivative instruments from net income to arrive at adjusted net income. In prior quarters, the Company only deducted the gain/loss on derivatives from net income to arrive at adjusted net income. The Company has retroactively adjusted for this change in the prior period comparative calculations for adjusted net income. The Company has made this change in the calculations of adjusted net income due to the changing interest rate environment, reference rate change to SOFR and increased Company activities in the re-financings of long-term debt, which have resulted in the realized portions of gains/losses in derivatives becoming more material to the Company, whereas in previous periods this has not been material to the Company. The Company's management re-evaluated the calculation of the non-GAAP measure given the increasing materiality of realized gains/losses in the period to more accurately align with the Companies objective of representing the Companies underlying business and financial performance to investors in addition to closer aligning with peers.

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.

32	Flex LNG Ltd. Second Quarter Results 2023

While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Vessel operating revenues	86,727	92,477	84,158	179,204	158,728
Less:
Voyage expenses	(762)	(273)	(512)	(1,035)	(1,866)
Time charter equivalent income	85,965	92,204	83,646	178,169	156,862

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Time charter equivalent income	85,965	92,204	83,646	178,169	156,862

Fleet onhire days	1,113	1,150	1,183	2,263	2,352
Time charter equivalent rate	77,218	80,175	70,707	78,720	66,691

33	Flex LNG Ltd. Second Quarter Results 2023

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.
Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Vessel operating expenses	(17,293)	(15,706)	(15,367)	(32,999)	(29,718)

Available days	1,183	1,170	1,183	2,353	2,353
Opex per day	(14,618)	(13,424)	(12,990)	(14,024)	(12,630)

34	Flex LNG Ltd. Second Quarter Results 2023

INTERIM REPORT JANUARY - JUNE 2023

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2023 have been stated in accordance with U.S. generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related party transactions.

The Board of Directors
Flex LNG Ltd.
Hamilton Bermuda
August 16, 2023

David McManus         (Chairman of the Board of Directors)
Steen Jakobsen            (Director)
Ola Lorentzon             (Director)
Nikolai Grigoriev        (Director)
Susan Sakmar            (Director)

35	Flex LNG Ltd. Second Quarter Results 2023